FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 9, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

BRF SELECTED AS THE BEST COMPANY IN CORPORATE GOVERNANCE

BRF has won the IR Global Rankings Awards in the Best Corporate Governance in the Consumer Goods Industry and the Top 5 Corporate Governance in Latin America categories, the company being considered a benchmark in investor transparency, disclosure, relations and equal treatment and in the promoting of structured transactions for creating effective shareholder value.

The IR Global Awards Rankings 2010 – 12th Edition – evaluated 503 participants from 30 countries. The awards are given based on technical analysis identifying and selecting the best in each category by region (North America, Europe, Latin America, greater China and Asia/Pacific), by industry sector and by country.

The scores are based on the transparent and widely recognized MZ Consult methodology. Experienced IR analysts, responsible for the evaluation process, and a technical commission made up of independent capital markets professionals (Arnold & Porter, Barbosa, Müssnich & Aragão Advogados, Demarest e Almeida and KPMG) were responsible for the final ranking.

São Paulo, April 08 2010

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF – Brasil Foods S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 9, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director